UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                Emex Corporation
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   420323 20 6
                                 (CUSIP Number)

    David H. Peipers                    Kronish Lieb Weiner & Hellman LLP
    Thorn Tree Resources LLC            Attn: Ralph J. Sutcliffe, Esq.
    888 Seventh Avenue, Suite 1608      1114 Avenue of the Americas
    New York, New York 10022            New York, New York  10036
    212-489-2288                        212-479-6170

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Thorn Tree Resources LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC, AF, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,677,793
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,677,793
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        12,257,102
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,934,895
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      52.64%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                           SCHEDULE 13D (Amendment 2)

---------------------                                          -----------------
CUSIP No. 420323 20 6                                          Page 3 of 8 Pages
---------------------                                          -----------------

     This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D (as amended, the "Schedule 13D"), filed by Thorn Tree Resources LLC (the "Reporting Person") with the Securities and Exchange Commission ("SEC") on November 1, 2000, as amended on October 26, 2002. Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 3. Source and Amount of Funds or Other Consideration.

     The January Financing and the February Financing (as defined below) by the Reporting Person to Emex Corporation (the "Company") are for up to a maximum aggregate principal amount of $2,662,100. This amount was loaned by Mrs. Dorothy
D. Eweson to the Reporting Person.

Item 4. Purpose of the Transaction.

     The January Financing and the February Financing were consummated to provide working capital funds to the Company.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns an aggregate of 14,934,895 shares of common stock of the Company, $.01 par value per share (the "Common Stock"), or 52.64% of the outstanding Common Stock. Such aggregate number of shares of Common Stock includes 13,023,628 shares which were disclosed on the Schedule 13D, (1) 108,504 shares of Common Stock that the Reporting Person would own upon conversion of principal of $1,085,040 under a note issued by the Company in favor of the Reporting Person in June 2001 at the initial conversion price of $10.00 per share; (2) 208,637 shares of Common Stock that the Reporting Person would own upon conversion of principal of $628,000 under the January Note (as defined below) at the initial conversion price of $3.01 per share; (3) 53,525 shares of Common Stock issuable under the January Warrants (as defined below); (4) 678,033 shares of Common Stock that the Reporting Person would own upon conversion of principal of $2,034,100 under the February Note (as defined below) at the initial conversion price of $3.00; (5) 170,000 shares of Common Stock issuable under the February Warrants (as defined below); and (6) Common Stock dividends paid in December 2001 and February 2002, as set forth below in Item 5(c).

     (b) The Reporting Person has the sole power to vote 2,677,793 shares of Common Stock, sole power to dispose of 2,677,793 shares of Common Stock and shared power to dispose of 12,257,102 shares of Common Stock.

     (c) On December 14, 2001, the Reporting Person received or had the right to receive 328,302 shares of Common Stock from the Company in the form of dividends from its ownership of Common Stock, its right to convert debt into Common Stock and its ownership of certain warrants. On February 28, 2002, the Reporting Person received or had the right to receive 364,265 shares of Common Stock from the Company in the form of dividends from its ownership of Common Stock, its right to convert debt into Common Stock and its ownership of certain warrants. Further, on January 23, 2002, the Reporting Person entered into the January Financing and received the January Note in the principal amount of $628,000, convertible into 208,637 shares of Common Stock at the initial conversion price of $3.01 per share and warrants to purchase 53,525 shares of Common Stock under the January Warrants. On

                           SCHEDULE 13D (Amendment 2)

---------------------                                          -----------------
CUSIP No. 420323 20 6                                          Page 4 of 8 Pages
---------------------                                          -----------------

     February 11, 2002, the Reporting Person entered into the February Financing and received the February Note in the principal amount of $2,034,100, convertible into 678,033 shares of Common Stock at the initial conversion price of $3.00 per share and warrants to purchase 170,000 shares of Common Stock under the February Warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On January 23, 2002, the Reporting Person entered into a financing arrangement (the "January Financing") with the Company pursuant to which, on the terms and conditions contained in the January Note, the Reporting Person agreed to loan the Company the principal amount of $628,000. In connection with the January Financing, the Company executed a Secured Grid Note, dated January 23, 2002 (the "January Note"), in favor of the Reporting Person, which is secured by all the assets of the Company and its subsidiaries pursuant to an Amendment to the General Security Agreement (the "Amendment"). The outstanding principal amount of the loan accrues interest at a rate of the Prime Rate at J.P. Morgan Chase & Co. as of January 23, 2002 plus 3 percent per annum. All outstanding principal and interest under the January Note are due on April 23, 2002. The outstanding balance under the January Note may be prepaid by the Company at any time without penalty. The terms of the January Note allow the Reporting Person to elect, in its sole discretion, to convert at any time some or all of the principal amount outstanding under the January Note and any accrued interest thereon into shares of Common Stock at a price equal to $3.01 per share of Common Stock, subject to certain anti-dilution adjustments. In connection with the January Financing, the Company issued to the Reporting Person warrants (the "January Warrants") to purchase 53,525 shares of Common Stock exercisable at any time until January 23, 2007 at an exercise price of $3.01 per share, subject to certain anti-dilution adjustments.

     On February 11, 2002, the Reporting Person entered into a financing arrangement (the "February Financing") with the Company pursuant to which, on the terms and conditions contained in the February Note, the Reporting Person agreed to loan the Company the principal amount of $2,034,100. In connection with the February Financing, the Company executed a Secured Grid Note, dated February 11, 2002 (the "February Note," and together with the January Note, the "Notes"), in favor of the Reporting Person, which is secured by all the assets of the Company and its subsidiaries pursuant to an Amended and Restated General Security Agreement (the "Amended General Security Agreement"). The outstanding principal amount of the loan accrues interest at a rate of the Prime Rate at J.P. Morgan Chase & Co. as of February 11, 2002 plus 5 percent per annum. All outstanding principal and interest under the February Note are due on June 1, 2002. The outstanding balance under the February Note may be prepaid by the Company at any time without penalty. The terms of the February Note allow the Reporting Person to elect, in its sole discretion, to convert at any time some or all of the principal amount outstanding under the February Note and any accrued interest thereon into shares of Common Stock at a price equal to $3.00 per share of Common Stock, subject to certain anti-dilution adjustments. In connection with the February Financing, the Company issued to the Reporting Person warrants (the "February Warrants") to purchase 170,000 shares of Common Stock exercisable at any time until February 11, 2007 at an exercise price of $3.00 per share, subject to certain anti-dilution adjustments.

     On April 12, 2002, the Reporting Person entered into a Settlement Agreement and Release (the "Settlement Agreement") with Vincent P. Iannazzo, Milton E. Stanson, David H. Peipers and Universal Equities Consolidated LLC ("Universal," and collectively, the "Controlling Shareholders"), The Cornerhouse Limited

                           SCHEDULE 13D (Amendment 2)

---------------------                                          -----------------
CUSIP No. 420323 20 6                                          Page 5 of 8 Pages
---------------------                                          -----------------

Partnership, The Winsome Limited Partnership, the Issuer, Equistar Consolidated Holdings LLC ("Equistar"), Sixth Avenue Associates LLC ("Sixth Avenue") and Ms. Dorothy D. Eweson (Sixth Avenue and Ms. Dorothy D. Eweson are referred to herein as the "Controlling Shareholders' Lenders") to resolve outstanding disputes among the parties. The Settlement Agreement provides that during the period commencing April 12, 2002 and ending on the earlier of (i) the satisfaction in full in cash of certain loans and obligations owed by Universal and certain of its affiliates to Sixth Avenue, the Reporting Person and certain of their affiliates and (ii) April 12, 2005, as such period may be extended from time to time (the "Standstill Period"), the right to nominate all members to serve on the Issuer's board of directors with the exception of one will inure to the benefit of Sixth Avenue. After the satisfaction in full in cash of Universal's portion of Equistar's obligations to the Controlling Shareholders' Lenders, the right to nominate all members to serve on the Issuer's board of directors with the exception of one will inure to the benefit of David H. Peipers, the manager of the Reporting Person, until the debt owed to the Reporting Person and certain of its affiliates by Equistar, Universal and certain of its affiliates has been satisfied in full in cash. Under the Settlement Agreement, the Reporting Person and Universal each granted to Sixth Avenue an irrevocable proxy to exercise any and all voting rights and powers with respect to 24,214,204 shares of Common Stock owned by the Reporting Person and Universal. The Reporting Person's proxy to Sixth Avenue will expire upon satisfaction in full of the Reporting Person's portion of Equistar's obligations to the Controlling Shareholders' Lenders. Universal's proxy to Sixth Avenue will expire upon the satisfaction in full of Universal's portion of Equistar's obligations to the Controlling Shareholders' Lenders. Further, the Settlement Agreement provides that upon the satisfaction in full of Universal's portion of Equistar's obligations to the Controlling Shareholders' Lenders, Universal shall grant David H. Peipers an irrevocable proxy to exercise any and all voting rights and powers with respect to 11,957,102 shares of Common Stock owned by Universal and any and all dividends on such shares. Such proxy will terminate upon the satisfaction in full in cash of the obligations owed by Universal and Equistar to David H. Peipers and his affiliates, including the Reporting Person.

     On April 12, 2002, the Reporting Person entered into an Amended and Restated Pledge Agreement (the "Pledge Agreement") with Universal, Equistar, The Cornerhouse Limited Partnership, The Winsome Limited Partnership and David H. Peipers. Pursuant to the Pledge Agreement, among other things, the Reporting Person pledged 12,257,102 shares of Common Stock and all dividends on such shares (the "Pledged Shares") to Sixth Avenue to secure the Reporting Person's portion of the obligations of Equistar to Sixth Avenue. Under the Settlement Agreement and the Pledge Agreement, Sixth Avenue has the right to sell the Pledged Shares at any time commencing October 12, 2002 for a price of not less than $4.00 per share, subject to certain adjustments. Sixth Avenue has the right to sell such shares under the Registration Statement described below or in private sales.

     In connection with the Settlement Agreement and the Pledge Agreement, the Issuer, Sixth Avenue, the Reporting Person and Universal entered into a Registration Rights Agreement, dated April 12, 2002, pursuant to which the Issuer, at its expense, agrees to use its best efforts to file a shelf registration statement (the "Registration Statement") for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), covering (i) 24,214,200 shares of Common Stock pledged by the Reporting Person and Universal to Sixth Avenue under the Pledge Agreement and (ii) the 300,000 shares of Common Stock retained by Universal in connection with the Settlement Agreement, to

                           SCHEDULE 13D (Amendment 2)

---------------------                                          -----------------
CUSIP No. 420323 20 6                                          Page 6 of 8 Pages
---------------------                                          -----------------

become effective under the Securities Act on the day next following the Effective Date, or at the earliest possible time thereafter.

                           SCHEDULE 13D (Amendment 2)

---------------------                                          -----------------
CUSIP No. 420323 20 6                                          Page 7 of 8 Pages
---------------------                                          -----------------

Item 7. Material to be Filed as Exhibits.

1. Secured Grid Note, dated January 23, 2002, issued by Emex Corporation in favor of Thorn Tree Resources LLC.

2. Amendment to the General Security Agreement, dated as of January 23, 2002, between Emex Corporation and Thorn Tree Resources LLC.

3. Warrant Agreement, dated January 23, 2002, by and between Emex Corporation and Thorn Tree Resources LLC.

4. Secured Grid Note, dated February 11, 1002, issued by Emex Corporation in favor of Thorn Tree Resources LLC.

5. Amended and Restated Security Agreement, dated as of February 11, 2002, between Emex Corporation and Thorn Tree Resources LLC.

6. Warrant Agreement, dated February 11, 2002, by and between Emex Corporation and Thorn Tree Resources LLC.

7. Settlement Agreement and Release, dated as of April 12, 2002, by and between The Cornerhouse Limited Partnership, The Winsome Limited Partnership, David H. Peipers, Thorn Tree Resources LLC, Vincent P. Iannazzo, Milton E. Stanson, Universal Equities Consolidated LLC, Equistar Consolidated Holdings LLC, Sixth Avenue Associates LLC, Ms. Dorothy D. Eweson and Emex Corporation.

8. Amended and Restated Pledge Agreement, dated as of April 12, 2002, by Universal Equities Consolidated LLC, Thorn Tree Resources LLC, Sixth Avenue Associates LLC, Equistar Consolidated Holdings LLC, The Cornerhouse Limited Partnership, The Winsome Limited Partnership and David H. Peipers.

9. Registration Rights Agreement, dated as of April 12, 2002, among Emex Corporation, Sixth Avenue Associates LLC, Thorn Tree Resources LLC and Universal Equities Consolidated LLC.

                           SCHEDULE 13D (Amendment 2)

---------------------                                          -----------------
CUSIP No. 420323 20 6                                          Page 8 of 8 Pages
---------------------                                          -----------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2002

                                        Thorn Tree Resources LLC


                                        By: /s/ David H. Peipers
                                            ------------------------------------
                                            Name: David H. Peipers
                                            Title: Manager